THE BRINSON FUNDS
10f-3 Transactions Summary:  Third Quarter 2000


Fund	Trade Date	Issuer

U.S. Small Cap Growt	07/13/2000	Triton Network Systems

US. Large Cap Growth	07/28/2000	Corvis Corp.

U.S. Small Cap Growt	08/02/2000	Floware Wireless Systems

U.S. Small Cap Growt	08/04/2000	3-Dimensional Pharmaceuticals
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